Exhibit 99.1

January 31, 2012

Mr. W. Russell Scheirman, II

VAALCO Gabon (Etame), Inc.

4600 Post Oak Place, Suite 309

Houston, Texas 77027

Dear Mr. Scheirman:

In accordance with your request, we have estimated the proved reserves and future revenue, as of December 31, 2011, to the VAALCO Gabon (Etame), Inc. (referred to herein as “VAALCO”) interest in certain oil properties located in Avouma/South Tchibala, Ebouri, and Etame Fields, offshore Gabon. We completed our evaluation on or about the date of this letter. It is our understanding that the proved reserves estimated in this report constitute approximately 94 percent of all proved reserves owned by VAALCO. The estimates in this report have been prepared in accordance with the definitions and regulations of the U.S. Securities and Exchange Commission (SEC) and, with the exception of the exclusion of future income taxes, conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas. Definitions are presented immediately following this letter. This report has been prepared for VAALCO Energy, Inc.’s use in filing with the SEC; in our opinion the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose.

We estimate the oil reserves and future net revenue to the VAALCO interest in these properties, as of December 31, 2011, to be:

	Oil Reserves		Future Net Revenue (M$)
Category	Gross (MBBL)	Net(1) (MBBL)	Total	Present Worth at 10%
Proved Developed Producing	15,701.1	3,834.9	144,401.7	125,935.1
Proved Undeveloped	8,913.1	2,177.0	57,711.1	37,316.0

Total Proved	24,614.2	6,011.8	202,112.8	163,251.2

Totals may not add because of rounding.

(1)	Net reserves are prior to deductions for “income tax barrels”.

The oil reserves shown include crude oil only. Oil volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons. Produced gas is flared or consumed in field operations. Monetary values shown in this report are expressed in United States dollars ($) or thousands of United States dollars (M$).

The estimates shown in this report are for proved developed producing and proved undeveloped reserves. Our study indicates that there are no proved developed non-producing reserves for these properties at this time. As requested, probable and possible reserves that exist for these properties have not been included. This report does not include any value that could be attributed to interests in undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated. Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status. The estimates of reserves and future revenue included herein have not been adjusted for risk.

4500 THANKSGIVING TOWER • 1601 ELM STREET • DALLAS, TEXAS 75201-4754 • PH: 214-969-5401 • FAX: 214-969-5411	nsai@nsai-petro.com
1221 LAMAR STREET, SUITE 1200 • HOUSTON, TEXAS 77010-3072 • PH: 713-654-4950 • FAX: 713-654-4951	netherlandsewell.com

The contractors’ share of production is calculated pursuant to the provisions of the production sharing contract for the Etame Marine permit that includes Avouma/South Tchibala, Ebouri, and Etame Fields. Included are determinations of cost oil incorporating the unrecovered cost pool, as of December 31, 2011, and estimated cost-recoverable items scheduled to be purchased in the future. Also included are determinations of profit oil based on estimated future oil producing rates.

As requested, our estimates of net reserves are prior to deductions for the portion of the government’s share of the profit oil required for payment of VAALCO’s Gabon income taxes, referred to as “income tax barrels”. These income tax volumes have been calculated as the government’s share of profit oil multiplied by VAALCO’s working interest, net of government participation.

Gross revenue shown in this report is VAALCO’s share of the gross (100 percent) revenue from the properties prior to deducting all production sharing revenue paid to the Gabon government. Future net revenue is after deductions for this amount, capital costs, operating expenses, production taxes, and abandonment costs and credits for state reimbursement but before consideration of any United States income taxes. The future net revenue has been discounted at an annual rate of 10 percent to determine its present worth, which is shown to indicate the effect of time on the value of money. Future net revenue presented in this report, whether discounted or undiscounted, should not be construed as being the fair market value of the properties.

The oil price used in this report is based on the 12-month unweighted arithmetic average of the first-day-of-the-month U.S. Energy Information Administration Europe Brent spot price for each month in the period January through December 2011. The average price of $111.02 per barrel is adjusted for quality, transportation fees, and a regional price differential. The adjusted oil price of $110.08 is held constant throughout the lives of the properties.

Operating costs used in this report are based on operating expense records of VAALCO, the operator of the properties. These costs include the overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred offshore Gabon. Headquarters general and administrative overhead expenses of VAALCO are included to the extent that they are covered under joint operating agreements. Operating costs are held constant through December 31, 2016, which is the termination date of the floating production, storage, and offloading (FPSO) vessel contract plus one of the two one-year extensions permitted under this contract. These costs are then increased to reflect our estimate of the current market cost for FPSO vessels and held constant throughout the remaining lives of the properties.

Capital costs used in this report were provided by VAALCO and are based on authorizations for expenditure and actual costs from recent activity. Capital costs are included as required for workovers, new development wells, and production equipment. Based on our understanding of VAALCO’s future development plans, a review of the records provided to us, and our knowledge of similar properties, we regard these estimated capital costs to be reasonable. Abandonment costs used in this report are VAALCO’s estimates of the costs to abandon the wells, platforms, and production facilities; these estimates do not include any salvage value for the platform and well equipment. Capital costs and abandonment costs are held constant to the date of expenditure.

For the purposes of this report, we did not perform any field inspection of the properties, nor did we examine the mechanical operation or condition of the wells and facilities. We have not investigated possible environmental liability related to the properties; therefore, our estimates do not include any costs due to such possible liability.

The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible; probable and possible reserves are those additional reserves which are sequentially less certain to be recovered than proved reserves. Estimates of reserves may increase or decrease as a result of market conditions, future operations, changes in regulations, or actual reservoir performance. In addition to the primary economic assumptions discussed herein, our estimates are based on certain assumptions including, but not limited to, that the properties will be developed consistent with current development plans, that the properties will be operated in a prudent manner, that no governmental regulations or controls will be put in place that would impact the ability of the interest owner to recover the reserves, and that our projections of future production will prove consistent with actual performance. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing this report.

For the purposes of this report, we used technical and economic data including, but not limited to, well logs, geologic maps, seismic data, well test data, production data, historical price and cost information, and property ownership interests. The reserves in this report have been estimated using deterministic methods; these estimates have been prepared in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (SPE Standards). We used standard engineering and geoscience methods, or a combination of methods, including performance analysis, volumetric analysis, analogy, and reservoir modeling, that we considered to be appropriate and necessary to categorize and estimate reserves in accordance with SEC definitions and regulations. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.

The data used in our estimates were obtained from VAALCO, other interest owners, and the nonconfidential files of Netherland, Sewell & Associates, Inc. (NSAI) and were accepted as accurate. Supporting geoscience, performance, and work data are on file in our office. The contractual rights to the properties have not been examined by NSAI, nor has the actual degree or type of interest owned been independently confirmed. The technical persons responsible for preparing the estimates presented herein meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the SPE Standards. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties nor are we employed on a contingent basis.

Sincerely,

NETHERLAND, SEWELL & ASSOCIATES, INC.
Texas Registered Engineering Firm F-2699

		By:	/s/ C.H. (Scott) Rees III
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

By:	/s/ Derek F. Newton	By:	/s/ Patrick L. Higgs
	Derek F. Newton, P.E. 97689 Vice President		Patrick L. Higgs, P.G. 985 Vice President

Date Signed: January 31, 2012		Date Signed: January 31, 2012

DFN:JLJ

Please be advised that the digital document you are viewing is provided by Netherland, Sewell & Associates, Inc. (NSAI) as a convenience to our clients. The digital document is intended to be substantively the same as the original signed document maintained by NSAI. The digital document is subject to the parameters, limitations, and conditions stated in the original document. In the event of any differences between the digital document and the original document, the original document shall control and supersede the digital document

February 2, 2012

Mr. W. Russell Scheirman, II

VAALCO Energy, Inc.

4600 Post Oak Place, Suite 309

Houston, Texas 77027

Dear Mr. Scheirman:

In accordance with your request, we have estimated the proved reserves and future revenue, as of December 31, 2011, to the VAALCO Energy, Inc. (VAALCO) interest in certain oil and gas properties located in Texas and federal waters in the Gulf of Mexico. We completed our evaluation on or about the date of this letter. It is our understanding that the proved reserves estimated in this report constitute approximately 6 percent of all proved reserves owned by VAALCO. The estimates in this report have been prepared in accordance with the definitions and regulations of the U.S. Securities and Exchange Commission (SEC) and, with the exception of the exclusion of future income taxes, conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas. Definitions are presented immediately following this letter. This report has been prepared for VAALCO’s use in filing with the SEC; in our opinion, the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose.

We estimate the net reserves and future net revenue to the VAALCO interest in these properties, as of December 31, 2011, to be:

	Net Reserves		Future Net Revenue (M$)
Category	Oil (MBBL)	Gas (MMCF)	Total	Present Worth at 10%
Proved Developed Producing	18.5	855.7	4,583.4	3,018.8
Proved Undeveloped(1)	17.0	1,069.2	1,502.6	-82.7

Total Proved	35.5	1,924.9	6,086.0	2,936.1

(1)

Estimates of proved undeveloped reserves have been included for the Hefley 90-2H well, which generates positive future net revenue but has negative present worth discounted at 10 percent based on the constant prices and costs discussed in subsequent paragraphs of this letter.

The oil reserves shown include crude oil and condensate. Oil volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of cubic feet (MMCF) at standard temperature and pressure bases.

The estimates shown in this report are for proved developed producing and proved undeveloped reserves. Our study indicates that there are no proved developed non-producing reserves for these properties at this time. As requested, probable reserves that exist for these properties have not been included. No study was made to determine whether possible reserves might be established for these properties. Estimates of proved undeveloped reserves have been included for the Hefley 90-2H well, which generates positive future net revenue but has negative present worth discounted at 10 percent based on the constant prices and costs discussed in subsequent paragraphs of this letter. This location has been included because VAALCO has already begun drilling this well. The substantial investment remaining prohibits us from categorizing this well as proved developed non-producing. This report does not include any value that could be attributed to interests in undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated. Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status. The estimates of reserves and future revenue included herein have not been adjusted for risk.

4500 THANKSGIVING TOWER • 1601 ELM STREET • DALLAS, TEXAS 75201-4754 • PH: 214-969-5401 • FAX: 214-969-5411	nsai@nsai-petro.com
1221 LAMAR STREET, SUITE 1200 • HOUSTON, TEXAS 77010-3072 • PH: 713-654-4950 • FAX: 713-654-4951	netherlandsewell.com

Gross revenue shown in this report is VAALCO’s share of the gross (100 percent) revenue from the properties prior to any deductions. Future net revenue is after deductions for VAALCO’s share of production taxes and ad valorem taxes, capital costs, abandonment costs, and operating expenses but before consideration of any income taxes. The future net revenue has been discounted at an annual rate of 10 percent to determine its present worth, which is shown to indicate the effect of time on the value of money. Future net revenue presented in this report, whether discounted or undiscounted, should not be construed as being the fair market value of the properties.

Prices used in this report are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period January through December 2011. For oil volumes, the average West Texas Intermediate posted price of $92.71 per barrel is adjusted by lease for quality, transportation fees, and regional price differentials. For gas volumes, the average Henry Hub spot price of $4.118 per MMBTU is adjusted by lease for energy content, transportation fees, and regional price differentials. All prices are held constant throughout the lives of the properties. The average adjusted product prices weighted by production over the remaining lives of the properties are $78.89 per barrel of oil and $5.439 per MCF of gas.

Operating costs used in this report are based on operating expense records of VAALCO. These costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels. Headquarters general and administrative overhead expenses of VAALCO are included to the extent that they are covered under joint operating agreements for the operated properties. Operating costs are held constant throughout the lives of the properties.

Capital costs used in this report were provided by VAALCO and are based on authorizations for expenditure and actual costs from recent activity. Capital costs are included as required for new development wells and production equipment. Based on our understanding of VAALCO’s future development plans, a review of the records provided to us, and our knowledge of similar properties, we regard these estimated capital costs to be reasonable. Abandonment costs used in this report are VAALCO’s estimates of the costs to abandon the wells, net of any salvage value. It is our understanding that the estimated abandonment costs are equal to salvage value. Capital costs and abandonment costs are held constant to the date of expenditure.

For the purposes of this report, we did not perform any field inspection of the properties, nor did we examine the mechanical operation or condition of the wells and facilities. We have not investigated possible environmental liability related to the properties; therefore, our estimates do not include any costs due to such possible liability.

We have made no investigation of potential gas volume and value imbalances resulting from overdelivery or underdelivery to the VAALCO interest. Therefore, our estimates of reserves and future revenue do not include adjustments for the settlement of any such imbalances; our projections are based on VAALCO receiving its net revenue interest share of estimated future gross gas production.

The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible; probable and possible reserves are those additional reserves which are sequentially less certain to be recovered than proved reserves. Estimates of reserves may increase or decrease as a result of market conditions, future operations, changes in regulations, or actual reservoir performance. In addition to the primary economic assumptions discussed herein, our estimates are based on certain assumptions including, but not limited to, that the properties will be developed consistent with current development plans, that the properties will be operated in a prudent manner, that no governmental regulations or controls will be put in place that would impact the ability of the interest owner to recover the reserves, and that our projections of future production will prove consistent with actual performance. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing this report.

For the purposes of this report, we used technical and economic data including, but not limited to, well test data, production data, historical price and cost information, and property ownership interests. The reserves in this report have been estimated using deterministic methods; these estimates have been prepared in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (SPE Standards). We used standard engineering and geoscience methods, or a combination of methods, including performance analysis and analogy, that we considered to be appropriate and necessary to categorize and estimate reserves in accordance with SEC definitions and regulations. A substantial portion of these reserves are for an undeveloped location and producing wells that lack sufficient production history upon which performance-related estimates of reserves can be based; such reserves are based on estimates of reservoir volumes and recovery efficiencies along with analogy to properties with similar geologic and reservoir characteristics. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.

The data used in our estimates were obtained from VAALCO, public data sources, and the nonconfidential files of Netherland, Sewell & Associates, Inc. (NSAI) and were accepted as accurate. Supporting geoscience, performance, and work data are on file in our office. The titles to the properties have not been examined by NSAI, nor has the actual degree or type of interest owned been independently confirmed. The technical persons responsible for preparing the estimates presented herein meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the SPE Standards. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties nor are we employed on a contingent basis.

Sincerely,

NETHERLAND, SEWELL & ASSOCIATES, INC.
Texas Registered Engineering Firm F-2699

By:	/s/ C.H. (Scott) Rees III
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

By:	/s/ Derek F. Newton
Derek F. Newton, P.E. 97689
Vice President

Date Signed: February 2, 2012

DFN:JLJ

Please be advised that the digital document you are viewing is provided by Netherland, Sewell & Associates, Inc. (NSAI) as a convenience to our clients. The digital document is intended to be substantively the same as the original signed document maintained by NSAI. The digital document is subject to the parameters, limitations, and conditions stated in the original document. In the event of any differences between the digital document and the original document, the original document shall control and supersede the digital document.